August 5, 2015

VIA ELECTRONIC TRANSMISSION

Ms. Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining United States Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	Robert F. Little Chief Financial Officer Hunt Mining Corp 23800 East Appleway Liberty Lake, WA 99019 (509) 290-5659

Re:	Hunt Mining Corp
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed May 1, 2015
File No. 333-182072

Dear Ms. Jenkins:

We are writing in response to the comments contained in the Staff’s letter to Tim Hunt, Chief Executive Officer of Hunt Mining Corp (the “Company”), dated July 22, 2015 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below.

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amended Form 20-F for the Fiscal Year Ended December 31, 2014

Property and Equipment; the disclosure in response to Comments 1, 2, 3 and 4 appears on pages 12 - 30

Financial Statements, Comment 7; now includes financial statements from 2013/2012 with the audit report on pages 95 - 130

Exhibit 16.1, Comment 8; includes the requested letter from Meyers, Norris & Penny, LLP our former auditor, addressed to the SEC

We also acknowledge Staff Comments 5 and 6 and note that these changes will be reflected with our future filings.

Sincerely,

/s/ Robert F. Little
Robert F. Little
Chief Financial Officer

cc:	Tim Hunt, Chief Executive Officer